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13030389

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MAR 1 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cain Brothers & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue, 5th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhett D. Thurman (212) 869-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhett D. Thurman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cain Brothers & Company, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title

Tara Payne-Mills
Notary Public, State of New York - License No. 01PA4998720
Qualified in Nassau County, Certificate filed in New York County
Commission Expires July 6, 2014



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 Grant Thornton

Consolidated Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2012

Consolidated Statement of Financial Condition and
Report of Independent Registered
Public Accounting Firm

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY

December 31, 2012



Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cain Brothers & Company, LLC

We have audited the accompanying consolidated statement of financial condition of Cain Brothers & Company, LLC and Subsidiary (the "Company") as of December 31, 2012, and the related notes to the financial statement.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cain Brothers & Company, LLC and Subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2013

CAIN BROTHERS & COMPANY, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 9,712,165
Fees receivable, net of reserves of $16,384	3,295,586
Due from clearing broker	2,331,080
Securities owned, at fair value	1,533,583
Investments, at fair value	1,066,517
Property and equipment - net of accumulated depreciation and amortization of $2,270,585	335,263
Prepaid expenses and other assets	2,504,059
Total assets	$ 20,778,253

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Bonus and profit-sharing payable	$ 3,816,276
Accounts payable, accrued expenses and other liabilities	5,880,660
Total liabilities	9,696,936
MEMBER'S EQUITY	
Cain Brothers & Company, Incorporated	11,081,317
Total member's equity	11,081,317
Total liabilities and member's equity	$ 20,778,253

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Cain Brothers & Company, LLC (the "Company") was formed under the laws of the state of Delaware as a limited liability company on June 18, 1997, and began operations under the Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") as of August 1, 1997. As of December 31, 2012, the Company is operating under the Third Amended and Restated Limited Liability Company Operating Agreement (the "New Agreement"). The Company, which was formed by Cain Brothers & Company, Incorporated ("Cain") subject to the Asset Contribution Agreement dated August 1, 1997, filed an amendment to its Form BD and assumed the broker-dealer license of Cain.

The term of the Company will expire on December 31, 2048, unless certain events (as defined in the New Agreement) occur prior to this date to effect the termination of the Company.

The Company is an investment banking and financial advisory firm concentrating on the health care industry. The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. Securities transactions are cleared on a fully disclosed basis through Pershing, LLC (the "Clearing Broker"). As the Company does not carry customer accounts, it is exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

The Company is also the sole member of Cain Brothers RE LLC (organized as a Delaware LLC on February 24, 2005), a licensed real estate broker which offers financial advisory and brokerage services related to medical real estate assets.

2. BACKGROUND

Cain formed the Company on June 18, 1997, and was the sole member of the Company as of this date. On August 1, 1997, Cain amended the limited liability company operating agreement to admit Banc One Capital Partners, LLP ("Banc One") as a member of the Company. On August 1, 1997, Cain contributed certain assets, at their carrying value, to the Company in exchange for the Company assuming certain liabilities of Cain, at their carrying value, and issuing 750 of the Company's common units. On October 4, 2000, Cain amended its limited liability agreement to effect the withdrawal of Banc One's membership and admit Able Health Ventures LLC ("Lehman"), a wholly owned subsidiary of Lehman Brothers Holdings, Inc., as a member of the Company. On March 31, 2006, Cain made an additional contribution of capital to the Company which was used to redeem in full the preferred interest of Lehman at its carrying value (the "Lehman Redemption"). The Lehman Redemption did not affect the Company's capital; as a consequence of this transaction, the Company became a single-member LLC.

Effective with the Lehman Redemption, the business and affairs of the Company have been managed and controlled by Cain as the sole member. On December 14, 2007, Cain entered into a credit agreement with CapitalSource CF, LLC ("CapitalSource") which facilitated Cain's recapitalization and redemption of a portion of the equity interest in Cain held by Daniel and James Cain (its founders). Pursuant to the credit agreement, Cain pledged its assets, including its membership interest in the Company, to CapitalSource. Also pursuant to the credit agreement, Cain caused the Company to enter into a letter agreement which stipulated that an amendment to the Company's Operating Agreement would be adopted on or before

March 14, 2008. This amendment, made on March 10, 2008, required the Company to make quarterly distributions to Cain to the extent that the Company's earnings and regulatory capital are sufficient to allow such distributions. Accordingly, any undistributed earnings are accounted for as a liability in accordance with guidance issued by the Financial Accounting Standards Board ("FASB") establishing accounting standards related to financial instruments with characteristics of both liabilities and equity.

The credit agreement between Cain and CapitalSource has been amended from time to time, most recently by a Fourth Amendment and Limited Consent to the Credit Agreement, effective August 17, 2012, which among other provisions extended the term of the loan for one year and permits quarterly distributions to be satisfied (in full or in part) by any of Cain's subsidiaries. The principal balance of Cain's loan from CapitalSource was $6,208,651 as of December 31, 2012. In accordance with the credit agreement, the remaining unpaid principal amount is due to be repaid through scheduled semiannual principal installments of $750,000 and certain mandatory principal pre-payment events if and as such events occur, as well as interest payments throughout the term of the loan with the balance due no later than December 31, 2013 (see Note 4).

Concurrent with the CapitalSource transaction, Cain designated two officers to manage the affairs of the Company, subject to Cain's supervision and control. These officers and certain other management employees of the Company are shareholders in Cain and are paid by the Company through compensation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated statement of financial condition conforms with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of 90 days or less to be cash equivalents. Cash and cash equivalents include cash in bank accounts and deposits in money market fund.

Cash on deposit with a bank exceeded insured limits as of December 31, 2012. Cash deposited in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. In order to mitigate credit risk, the Company places cash with major financial institutions and has not experienced any losses.

Fees Receivable

Fees receivable are comprised of billed invoices and unbilled income accrued for engagements on which the Company's work is substantially complete and its fees are deemed to be earned at December 31, 2012. Fees receivable associated with billed invoices are carried net of reserves. Fees receivable reserves are established primarily on an aging basis, typically after 90 days, as an allowance for doubtful accounts. Fees receivable are written off when deemed uncollectible.

Investments and Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Amounts related to unsettled securities transactions are reported net on the consolidated statement of financial condition.

Securities and investments owned are valued at market value, and securities and investments not readily marketable are valued at fair value as determined by management. Effective January 1, 2008, the Company adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable.

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

a. Quoted prices for similar assets or liabilities in active markets (for example, restricted stock)
b. Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently)
c. Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps)
d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans)

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Due From or To Clearing Broker

The amount due from or to clearing broker primarily represents receivables for funds held by the clearing broker which result from cash deposits and proceeds from realized securities transactions or amounts due to clearing broker on settled securities transactions. It is the Company's policy to monitor the credit standing of the clearing broker with whom it conducts business.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. The costs of additions and betterments are capitalized, while repair and maintenance costs along with the cost of minor equipment are charged to operations in the periods incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the lease term.

When an asset is retired or otherwise disposed of, the cost and related depreciation and amortization are removed from the accounts and any resulting gain or loss is credited to or charged against current operations.

Assets under development are transferred to the related fixed asset account when development is complete and the asset is ready for service.

Software Development Costs

Direct development costs associated with internal-use computer software comprised of external direct costs of material and services are capitalized in accordance with guidance relating to accounting for the costs of computer software developed or obtained for internal use. Costs incurred during the preliminary project stage, as well as for maintenance and training are expensed as incurred. Amortization is provided on a straight-line basis over the estimated economic life of the software application, generally three years.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company became a single-member limited liability company effective April 1, 2006, and thus is presently treated as a disregarded entity for income tax purposes. The operations of the Company will be included in the taxable income of Cain, the member, and accordingly, no provision for income taxes has been recorded in the financial statements. There is no tax sharing agreement between the Company and Cain and there have been no distributions to Cain specifically for reimbursement of taxes.

As required by the FASB uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended December 31, 2012, the Company did not have any material uncertain tax positions for open tax years from 2009.

Consolidation

The consolidated statement of financial condition includes the accounts of Cain Brothers RE LLC, its wholly owned subsidiary. All intercompany balances have been eliminated in consolidation.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $100,000, or 6-2/3% of aggregate indebtedness, as defined, of $6,072,399. Net capital and aggregate indebtedness change from day to day, but at December 31, 2012, the Company had net capital of $7,310,631, which exceeded its requirement of $404,827 by $6,905,804.

The First Amendment to the Third Amended and Restated Operating Agreement of the Company (Note 2) provided that the Company begin, effective March 31, 2008, making quarterly distributions to Cain in the amount of $700,000 per quarter, to the extent earnings and regulatory net capital are sufficient to permit such distributions. Pursuant to the terms of the Third Amendment to the Third Amended and Restated Operating Agreement, the required quarterly distributions were increased to $875,000 in 2010 and reduced to $600,000 beginning in the first quarter of 2011. The Fourth Amendment to the Third Amended and Restated Operating Agreement effective August 15, 2012, allows, among other provisions, for the Company's scheduled distributions to Cain to be reduced to the extent that cash distributions are made by any other subsidiary of Cain. Effective January 1, 2008, the Company began recording undistributed earnings as a "distribution payable" for any undistributed earnings earned subsequent to December 31, 2007, and will continue this practice until Cain's obligations to CapitalSource are satisfied in full. At December 31, 2012, distribution payable amounted to $800,000 and is included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition.

5. FIXED ASSETS

Fixed assets consist of the following at December 31, 2012:

	Life (in Years)	
Capitalized software costs	3	$ 1,963,173
Computer equipment	3	183,758
Furniture and fixtures	5	137,616
Leasehold improvements	(*)	272,492
Machinery and equipment	5	48,809
		2,605,848
Less: accumulated depreciation and amortization		2,270,585
Total fixed assets		$ 335,263

(*) Amortized over the shorter of the estimated life or the term of the lease.

6. INVESTMENTS, SECURITIES AND CASH EQUIVALENTS, AT FAIR VALUE

At December 31, 2012, the Company has a member interest in each of CB Health Ventures LLC and CB Health Ventures II LLC (collectively referred to as "Ventures") which were formed for the purposes of managing investment funds. Ventures manage private equity funds focused on investment opportunities in the healthcare industry. The Company records the fair value of its investments in Ventures based on its proportionate interests held in Ventures, which is based on the underlying net asset value of the funds, including any carried interest. The Company's investments in Ventures as of December 31, 2012 were valued at $1,066,517 and are included in the consolidated statement of financial condition. The Company committed to contribute approximately $1,255,000 to Ventures, giving effect to an extension fund for which subscriptions were solicited during 2009. As of December 31, 2012, the Company has made contributions to Ventures totaling approximately $1,252,000. The Company's most recent capital call, for $11,072, was made on December 11, 2009.

As required by guidance issued by the FASB, investments securities and cash equivalents are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments, securities and cash equivalents have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions.

The table below sets forth information about the levels within the fair values hierarchy at which the Company's investments are measured at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Money market fund	$ 5,345,134	$ -	$ -	$ 5,345,134
U.S. Government agency	-	1,533,583	-	1,533,583
Investments in Ventures	-	-	1,066,517	1,066,517
	$ 5,345,134	$ 1,533,583	$ 1,066,517	$ 7,945,234

The money market fund balance is included in cash and cash equivalents on the consolidated statement of financial condition. U.S. Government agency securities are valued based upon third party pricing services. There were no transfers of securities between Level 2 and Level 3.

The following is a reconciliation of Level 3 investments and securities in which significant unobservable inputs were used in determining fair value:

Balance, December 31, 2011	$ 1,298,639
Realized gain	5,983
Unrealized gains (losses), net	(232,122)
Distributions	-
Proceeds from sale	(5,983)
Transfers in (out) of Level 3, net	-
Balance, December 31, 2012	$ 1,066,517

In reporting its investments in Ventures at fair value, the Company has utilized audited financial statements provided by Ventures, which in turn give consideration to the current financial condition of Ventures' portfolio companies, their business and financial prospects and the marketability of (and valuations ascribed to) their portfolio investments. While Ventures has adopted the guidance issued by the FASB to establish accounting and reporting standards related to fair value measurements, effective January 1, 2008, the value of Ventures as of any particular date is not necessarily indicative of amounts that may ultimately be realized as a result of future sales or other dispositions of the underlying portfolio investments held. Additionally, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

A principal of the Company also serves in a management capacity of Ventures.

7. RELATED-PARTY TRANSACTIONS

On October 31, 2009, the Company entered into an Expense Sharing and Financing Agreement with Cain Brothers Asset Management, LLC ("CBAM"), a wholly-owned subsidiary of Cain, for certain administrative and financing services provided by the Company to CBAM. On December 17, 2012, the Company and CBAM entered into the First Amended and Restated Expense Sharing and Financing Agreement with an effective date of January 1, 2012. In 2012, compensation and benefit expenses in the amount of $450,000 were allocated to CBAM. The Company executed a Solicitation Agreement with CBAM dated October 31, 2009, to govern the parties' relationship with respect to client referrals made by the Company to CBAM relating to investment advisory services. Referral fee income in the amount of $47,301 was allocated to the Company from CBAM in 2012. At December 31, 2012, the Company had a receivable of $842,685 from CBAM under these two agreements. On August 20, 2012, the Company entered into an Investment Management Agreement ("IMA") with CBAM, an investment adviser registered with the Securities and Exchange Commission. Pursuant to the agreement, CBAM will provide investment management services in accordance with the investment guidelines outlined in the IMA for assets designated by the Company and held in a separate account at a third party custodian. At December 31, 2012, the value of the account managed by CBAM was $2,034,444. Under the IMA, there were no management fees charged for the services in 2012 and no receivable or payable balances at December 31, 2012.

The Company entered into an Expense Sharing Agreement dated January 24, 2011 with Cain Brothers Funding LLC ("CBF"), a wholly-owned subsidiary of Cain, for certain administrative and supervisory services provided by the Company to CBF. The Company and CBF executed the First Amended and Restated Expense Sharing Agreement on December 17, 2012, with an effective date of January 1, 2012. In 2012, compensation and benefit expenses in the amount of $416,455 were allocated to CBF and the Company had a receivable of $245,538 from CBF at December 31, 2012 under the agreement. In addition, the Company had a receivable of $17,135 from CBF for ordinary operating expenses paid by the Company on behalf of CBF.

At December 31, 2012, the Company had a receivable balance of $600,000 from Cain under a Financing Agreement. Payments are due from Cain at the end of each quarter which began with the first quarter of 2012. The receivable from Cain was offset by $34,368 for other ordinary operating activities paid on Cain's behalf for a total receivable balance of $565,632 at December 31, 2012.

The Company had a receivable of $29,110 as of December 31, 2012 from Cain Brothers RE Inc., a wholly-owned subsidiary of Cain formed on April 4, 2012.

The receivables from related parties are included in prepaid expenses and other assets on the consolidated statement of financial condition.

8. LEASE COMMITMENTS

The Company leases office space under non-cancelable operating lease agreements. Certain leases have renewal options and rent escalation clauses. Future minimum lease payments which extend through 2017 are as follows:

2013	$ 1,319,520
2014	1,276,585
2015	1,362,344
2016	1,169,141
2017	758,198
	$ 5,885,788

The Company maintains a $462,500 collateral account as security for a lease which is included on the consolidated statement of financial condition in prepaid expenses and other assets.

9. EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing plan (the "Plan") with a deferred arrangement under Section 401(k) of the Internal Revenue Code. The defined contribution plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

All eligible employees of the Company may participate and all contributions are 100% vested immediately. The Company does not make any matching contributions; however, it may make a discretionary profit-sharing contribution to the Plan.

For the year ended December 31, 2012, the Company's profit-sharing contribution to the Plan totaled $970,796 and is included in bonus and profit-sharing payable in the accompanying consolidated statement of financial condition. The profit sharing amount is expected to be funded in March 2013.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting and other securities transactions as principal and agent. The Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions in the event counterparties are unable to fulfill contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

11. CONTINGENCIES

On December 30, 2008, a civil complaint was filed in the Los Angeles Superior Court by a client of the Company (including its affiliates) alleging, among other claims, breach of contract relating to a financing transaction completed in 1998. The Company has vigorously contested these claims, resulting in the dismissal of all contract related claims to date. A summary judgment motion to dismiss remaining (tort) is scheduled to be heard on May 1, 2013. The Company has also filed a cross-claim for indemnity. A motion to dismiss this claim was heard and dismissed by the Court on January 25, 2012; motions in support of an appellate hearing are being prepared, but as of December 31, 2012, no date for the hearing has been established.

On December 5, 2012, a notice was received from a client asserting that it had received a notice from the Internal Revenue Service ("IRS") about certain tax considerations of a 2004 transaction, and that, while it disagrees with the IRS position and intends to dispute its conclusions, the client would seek indemnity and contribution from the Company in the event that the client is ultimately compelled to pay fines or other damages pursuant to this matter. As of December 31, 2012, the Company is not party to any dispute related to this matter nor does it expect that the IRS will prevail in its position. Further, the Company believes it has no culpability even if the IRS does prevail, or the client chooses to settle the matter.

The Company expects the process of defense and resolution of these matters will have no material adverse effect on the results of operations or financial condition of the Company.

12. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2012 through the date the statement of financial condition was issued. Management has determined that there are no material events that would require disclosure in the Company's consolidated statement of financial condition.


Grant Thornton